REPORT ON ASSESSMENT OF COMPLIANCE

First American Real Estate Tax Service LLC (the "Asserting Party"), an indirect subsidiary of The First American Corporation, is responsible for assessing compliance as of December 31, 2008, and for the period from January 1, 2008 through December 31, 2008 (the "Reporting Period") with the servicing criteria set forth in Title 17, Sections 229.1122(d)(1)(iv), (d)(2)(v), (d)(2)(vi), (d)(2)(vii), (d)(4)(xi), (d)(4)(xii) and (d)(4)(xiii) of the Code of Federal Regulations (the "CFR") applicable to the Asserting Party (the "Applicable Servicing Criteria"). The servicing activities covered by this report include all loans for residential and commercial mortgage loan outsourcing customers for which the Asserting Party served as the residential and commercial tax service provider (the "Platform").

The Asserting Party has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has concluded that, except as set forth hereinbelow, the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2008, and for the Reporting Period with respect to the Platform taken as a whole.

The Asserting Party assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has identified a material instance of noncompliance with servicing criterion set forth in Section 229.1122(d)(2)(vii)(D) of the CFR with respect to the Platform. Specifically, account reconciliations related to bank accounts contained reconciling items which were not resolved within ninety (90) calendar days of their original identification.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria as of December 31, 2008, and for the Reporting Period as set forth in this assertion.

FIRST AMERICAN REAL ESTATE TAX SERVICE LLC

/s/ Lucy A. Przybyla

Lucy A. Przybyla

President

February 23, 2009